March 31, 2017	News Release 17–08

SILVER STANDARD RESOLVES EXPORT DUTY CLAIM IN ARGENTINA

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces it has entered into the tax moratorium system in Argentina to resolve the dispute regarding the application of export duties on its Pirquitas mine. Under the conditions of the moratorium, which converts the tax liability to Argentine pesos (“ARS”), Pirquitas has agreed to pay approximately ARS 1 billion with 5% paid upon entry and the balance in equal installments over 60 months. Outstanding ARS amounts are subject to interest at a rate of 1.5% per month. Upon completion of these payments all liabilities related to historical export duties and interest will be extinguished.

Paul Benson, President and CEO of Silver Standard said, “Resolving the outstanding export duty dispute with the Argentine tax authorities provides us with the certainty required to exercise our option on the Chinchillas project. We are now moving forward to focus on making Chinchillas a successful mine development that extends the life of our Pirquitas operation well into the next decade and enables us to evaluate the viability of an underground operation at Pirquitas.”

Pirquitas entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) (“Customs”) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs asserted that the Pirquitas mine was subject to this duty. We challenged the legality of the export duty applied to silver concentrate, thereby accruing a provision for the export duty on silver concentrate of $67.1 million as of December 31, 2016. The entry into the moratorium resolves this long-standing dispute. The Argentine government removed export duties on mineral concentrates in February 2016.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: estimated timing and amounts of payments under the Moratorium; extension of the operating life at the Pirquitas mine; future successful development of the Chinchillas project; the anticipated economic and social impacts of the Chinchillas project; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine; our ability to complete and successfully integrate Golden Arrow’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in late 2017 or early 2018, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.